Exhibit 99.1

Lombard Medical Reports Second Quarter 2014 Financial Results

Sales Force More Than Doubled During Q2; Implant Data Suggest Broad Applicability

IRVINE, Calif. & LONDON--(BUSINESS WIRE)--August 11, 2014--Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAA), today reported operational progress and financial results for the second quarter and six months ended June 30, 2014.

The Company’s lead product, Aorfix™, is the only endovascular stent graft cleared by the FDA for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees. All other approved grafts are only cleared for the treatment of anatomies that are less complex (neck angulations of up to 60 degrees).

Q2 and Recent Operational Highlights

  In April, the Company completed its initial public offering (IPO) on the NASDAQ Global Market raising $48.2 million after fees and expenses.
  In the second quarter, the Company expanded its US sales representative team from 13 to 34 sales professionals.
  In August, Aorfix received approval by the Japanese Ministry of Health, Labour and Welfare (MHLW) for the endovascular repair of AAAs with a 0-90 degree label indication enabling treatment of the broadest range of AAA anatomies.

Operational and Financial Results

Global Aorfix commercial revenue increased 38 percent to $2.2 million in the second quarter of 2014 compared with $1.6 million in the second quarter of 2013. For the first six months of 2014, global Aorfix commercial revenue grew 64 percent to $4.2 million compared with $2.6 million in the first six months of 2013.

In the US, where Aorfix is sold direct through the Company’s own sales force and where it was formally launched in November 2013, revenue in the second quarter and first six months of 2014 were $0.6 million and $1.1 million, respectively. Comparative revenue in both the second quarter and first six months of 2013 was minimal.

”The early stage adoption of Aorfix in the US across a broad range of anatomies is a strong indicator of our future success,” said CEO Simon Hubbert. “More than 60 percent of the first 108 cases were performed percutaneously with the remainder performed by traditional surgical cut-down method. We believe this rate is comparable with percutaneous rates across competitive devices and the range of device profiles. In addition, more than a third of the cases involved patients with aortic neck angles below 60 degrees, indicating that physicians are understanding the clinical benefits of using Aorfix in both high and low angle anatomy.”

In the Western Europe markets (UK and Germany) where Lombard Medical also sells direct, second quarter 2014 revenue grew 19 percent to $0.9 million compared with $0.7 million in the second quarter of 2013. For the first six months of 2014, revenue in these direct European markets increased 38 percent to $1.8 million compared with $1.3 million in the prior year period.

Revenue in the International distributor markets for the second quarter and first six months of 2014 were $0.8 million and $1.3 million, respectively, compared with $0.9 million and $1.2 million, respectively, in the prior year periods.

“The significant increase in Aorfix commercial revenue follows the formal US commercial launch of the device in November 2013 and an increase in Aorfix procedures in Germany, where we also sell direct,” said Hubbert. “During the second quarter, we completed the IPO of our shares on the NASDAQ Global Market, allowing us to further build out our commercial infrastructure in the US, including an expansion of our US sales team from 13 to 34 sales professionals. Approval of Aorfix in Japan, the world’s second largest standalone AAA device market opens up another significant opportunity for the Company through our distribution partner Medico’s Hirata. As we progress through the second half of the year, we expect to accelerate growth and remain confident in our ability to build a meaningful share of this $1.4 billion global market.”

Total revenue for the second quarter of 2014 increased 19 percent to $2.2 million compared with $1.8 million in the second quarter of 2013. For the first six months of 2014, total revenue increased 37 percent to $4.3 million compared with $3.1 million in the first six months of 2013. 2013 revenue included contributions of $0.2 million in the second quarter and $0.5 million in the first six months from the Company’s OEM business, which was subsequently divested in December 2013.

Gross margins for the second quarter and first six months of 2014 were 46 percent and 40 percent, respectively, compared to 33 percent and 32 percent for the comparative 2013 periods. The improvement was due to the effect of higher average selling prices experienced in the US and the spreading of fixed manufacturing costs over increased production volumes.

Total operating expenses for the second quarter and first six months of 2014 were $12.4 million and $20.2 million, respectively, compared to $5.2 million and $8.5 million for the comparative 2013 periods. The net loss for this year’s second quarter was $11.1 million, or $0.86 loss per share, compared to a net loss of $4.7 million, or $0.58 loss per share for last year’s second quarter. The net loss for the first six months of 2014 was $18.0 million, or $1.49 loss per share, compared to a net loss of $7.6 million, or $1.14 loss per share for the first six months of 2013. The increased operating expense and net loss were principally due to on-going investments in the US-based operation, commercial infrastructure, direct sales force and training activities, expenses of the IPO and the share-based compensation charge.

The Company’s balance sheet as of June 30, 2014, showed total cash and cash equivalents of $72.6 million, including proceeds from the US IPO.

Company Outlook

The Company expects to achieve revenue for 2014 of between $12 million and $14 million, representing growth of between 72 percent to 101 percent, over the prior year.

Conference Call

Lombard Medical’s management will discuss the Company's financial results for the second quarter ended June 30, 2014 and provide a general business update during a conference call beginning at 4:30 p.m. Eastern Time today, Monday, August 11, 2014. To join the call, participants may dial 1-877-407-4018 (domestic) or 1-201-689-8471 (international). To listen to a live webcast of the conference call, visit the Events and Presentations page under the Investors tab at www.lombardmedical.com.

An archived replay of webcast will be available on the Events and Presentations page under the Investors tab at www.lombardmedical.com will be available shortly following the completion of the call.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

FORWARD-LOOKING STATEMENTS:

This announcement may contain forward-looking statements that reflect the Company’s current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company’s products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

Consolidated Balance Sheet as at June 30, 2014 (unaudited)

	NOTE	30 June 2014	31 December 2013
		$’000	$’000
Assets
Intangible assets		5,940	5,722
Property, plant and equipment		3,307	2,411
Trade and other receivables		574	523
Non-current assets		9,821	8,656

Inventories		5,063	3,361
Trade and other receivables		3,972	3,444
Taxation recoverable		1,406	2,143
Cash and cash equivalents		72,626	40,866
Current assets		83,067	49,814

Total assets		92,888	58,470

Liabilities
Trade and other payables		(6,294)	(6,579)
Current liabilities		(6,294)	(6,579)

Borrowings	4	(2,594)	(2,558)
Non-current liabilities		(2,594)	(2,558)

Total Liabilities		(8,888)	(9,137)

Net assets		84,000	49,333

Equity
Called up share capital		162	52,406
Share premium account		49,608	134,305
Capital reorganization reserve		205,686	-
Other reserves		-	19,087
Translation reserve		5,959	4,192
Accumulated loss		(177,415)	(160,657)
Total equity		84,000	49,333

Consolidated Statements of Comprehensive Income for the six month periods ended June 30, 2014 and 2013 (unaudited)

		Three months ended June 30,		Six months ended June 30,
		2014	2013	2014	2013
	NOTE	$’000	$’000	$’000	$’000
Revenue	2	2,193	1,846	4,251	3,098
Cost of sales		(1,194)	(1,232)	(2,553)	(2,107)
Gross profit		999	614	1,698	991
Gross margin		46%	33%	40%	32%
Selling, marketing and distribution expenses		(5,809)	(2,286)	(9,950)	(3,201)
Research and development expenses		(2,283)	(1,805)	(3,846)	(3,212)
Administrative expenses		(2,765)	(1,141)	(4,893)	(2,056)
Initial Public Offering expenses	3	(1,503)	-	(1,503)	-
Total operating expenses		(12,360)	(5,232)	(20,192)	(8,469)

Operating loss		(11,361)	(4,618)	(18,494)	(7,478)
Finance income—interest receivable		84	13	129	14
Finance costs		(17)	(319)	(35)	(411)
Loss before taxation		(11,294)	(4,924)	(18,400)	(7,875)
Taxation	5	222	232	409	232
Loss for the period		(11,072)	(4,692)	(17,991)	(7,643)

Other comprehensive income:
Items that will not be reclassified to profit or loss
Currency translation differences		932	835	1,767	(1,360)
Total comprehensive loss for the period		(10,140)	(3,857)	(16,224)	(9,003)

Basic and diluted loss per ordinary share (cents)
From continuing operations	6	(85.5)	(57.9)	(149.1)	(113.7)

Consolidated Statements of Changes in Equity for the six month period ended June 30, 2014 (unaudited)

	Share Capital	Share Premium	Other Reserves	Translation Reserve	Capital Reorganization Reserve	Accumulated Loss	Total Equity
	$’000	$’000	$’000	$‘000	$‘000	$’000	$’000
At January 1, 2013	44,800	84,041	19,594	1,284	-	(142,990)	6,729
Loss for the period	-	-	-	-	-	(7,643)	(7,643)
Share-based compensation	-	-	-	-	-	82	82
Issue of ordinary shares	6,933	48,408	-	-	-	-	55,341
Share issue expenses	-	(2,171)	-	-	-	-	(2,171)
Conversion of convertible loan note	673	4,036	(507)	-	-	361	4,563
Currency translation	-	-	-	(1,360)	-	-	(1,360)
At June 30, 2013	52,406	134,314	19,087	(76)	-	(150,190)	55,541

Loss for the period	-	-	-	-	-	(11,561)	(11,561)
Share-based compensation	-	-	-	-	-	1,094	1,094
Share issue expenses	-	(9)	-	-	-	-	(9)
Currency translation	-	-	-	4,268	-	-	4,268
At December 31, 2013	52,406	134,305	19,087	4,192	-	(160,657)	49,333

Loss for the period	-	-	-	-	-	(17,991)	(17,991)
Share-based compensation	-	-	-	-	-	1,233	1,233
Capital reorganization (Note 3)	(52,294)	(134,305)	(19,087)	-	205,686	-	-
Issue of ordinary shares	50	54,950	-	-	-	-	55,000
Share issue expenses	-	(5,342)	-	-	-	-	(5,342)
Currency translation	-	-	-	1,767	-		1,767
At June 30, 2014	162	49,608	-	5,959	205,686	(177,415)	84,000

Consolidated Cash Flow Statements for the six month periods ended June 30, 2014 and 2013 (unaudited)

	Six months ended
	2014	2013
	$’000	$’000
Loss before taxation	(18,400)	(7,875)
Depreciation and amortization of licenses, software and property plant and equipment	527	235
Share-based compensation credit/(expense)	1,233	82
Initial Public Offering expenses	1,503	-
Net finance expense/(income)	(94)	397
Decrease/(increase) in inventories	(1,571)	(5)
Decrease/(increase) in receivables	(399)	(415)
(Decrease)/increase in payables	(475)	1,571
Net cash used in operating activities	(17,676)	(6,010)
Interest paid	-	(159)
Interest received	73	2
Research and development tax credits / (income tax paid)	1,197	-
Net cash outflow from operating activities	(16,406)	(6,167)

Cash flows from investing activities
Purchase of property, plant and equipment	(1,158)	(785)
Purchase of intangible assets	(245)	-
Net cash flows used in investing activities	(1,403)	(785)

Cash flows from financing activities
Proceeds from issue of convertible loan notes	-	2,500
Proceeds from issue of ordinary shares	55,000	55,341
Share issue expenses	(6,845)	(2,171)
Net cash flows from financing activities	48,155	55,670

Increase/(decrease) in cash and cash equivalents	30,346	48,718
Cash and cash equivalents at beginning of year	40,866	4,450
Effects of exchange rates on cash and cash equivalents	1,414	(1,076)
Cash and cash equivalents at end of year	72,626	52,092

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation

The unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively IFRS) as issued by the IASB including those applicable to accounting periods ending December 31, 2014 and the accounting policies set out in our financial statements as of and for the two years ended December 31, 2013. These interim financial statements have been prepared and approved by the Directors in accordance with International Accounting Standard 34 “Interim Financial Reporting”. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at December 31, 2013.

The financial information contained in this interim financial statement is unaudited. The interim financial statements have been prepared on the going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future.

The presentational currency for this interim financial statement is US dollars. The functional currency is sterling. The exchange rates relevant for each period were as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Sterling/US dollar exchange rate
Closing rate	1.70	1.52	1.70	1.52
Average rate	1.68	1.53	1.67	1.54

The Group received regulatory approval in February 2013 for its Aorfix product in the United States and formally launched the product in the fourth quarter of 2013. It will continue to absorb cash until sufficient funds from products sold are generated. Following the NASDAQ IPO in the first half of 2014, the group had $72.6m of cash as at June 30, 2014 which is sufficient to fund its activities for the foreseeable future. Based on the above, the Directors consider the going concern assumption to be appropriate and therefore the going concern basis has been adopted in the preparation of these financial statements.

These policies have been applied consistently throughout the year except where otherwise indicated.

2 Operating Segment Analysis

The Group is engaged in a single business activity of cardiovascular devices and medical fabrics and the Group does not have multiple operating segments. The Group’s cardiovascular devices and medical fabrics business consists of the development and commercialization of these products. The Executive Management team is the Group’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team. In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Group as a whole, substantially in the form of, and on the same basis as, the Group’s IFRS financial statements.

In addition to the geographical segments required under IFRS which is shown below, we analyze our business based on the categories and information in the following table:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Aorfix Commercial Revenue
United States direct market	568	17	1,067	17
Western Europe direct markets	858	721	1,837	1,333
International distributor markets	767	853	1,337	1,238
Total Aorfix commercial revenue	2,193	1,591	4,241	2,588
Other commercial revenue	-	255	10	499
Total commercial revenue	2,193	1,846	4,251	3,087
Clinical trial revenue	-	-	-	11
Total revenue	2,193	1,846	4,251	3,098
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Revenue by destination:
United Kingdom	424	455	977	805
Germany	434	266	860	528
United States of America	568	27	1,077	38
Rest of World	767	1,098	1,337	1,727
	2,193	1,846	4,251	3,098

Included in the Other Commercial Revenue and Rest of World categories in the tables above are the following revenue figures for the Company’s OEM business which was divested in December 2013:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000

Revenue from the divested OEM Business	-	245	-	489

3 NASDAQ Initial Public Offering and Group Restructure

On April 25, 2014, the Company’s Initial Public Offering of shares on the NASDAQ Global market was priced. The Company issued 5,000,000 ordinary shares of $0.01 each at a price of $11.00 to raise $55,000,000 before offering expenses. Total expenses of the offering were $6.8 million, of which $5.3 million were directly attributable to the issue of the new shares and have been charged to the Share Premium account. The balance of $1.5 million has been charged to the Income Statement in the period ended June 30, 2014.

To facilitate the NASDAQ IPO, Lombard Medical, Inc., a new Cayman Islands domiciled holding company, was created and the existing shares in Lombard Medical Technologies plc were exchanged for new shares in Lombard Medical, Inc. under a UK High Court approved Scheme of Arrangement. Following the Scheme of Arrangement, the trading in shares of Lombard Medical Technologies plc on the London Stock Exchange’s AIM market was cancelled and Lombard Medical Technologies plc reregistered as a private company, Lombard Medical Technologies Limited.

The group restructure has been accounted for as a capital reorganization, under which the balances on share capital, share premium and other reserve relating to Lombard Medical Technologies plc have been transferred to a capital reorganization reserve at the time of the restructure.

4 Borrowings

Medico’s Hirata convertible loan

On March 28, 2013 the Company received $2.5m from the total $5m convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. The loan accrues interest of 3% per annum, payable when the loan is repaid or converted. The term is for a period of seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

At June 30, 2014, the amount outstanding comprised:

$’000
Face value plus accrued interest of convertible loan notes at January 1, 2014	2,558
Interest expense	36
Included in non-current liabilities	2,594

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted. The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment.

5 Taxation on Loss on Ordinary Activities

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
UK research and development claim:
for the current year	226	232	417	232
Overseas taxation charge	(4)	-	(8)	-
Total tax credit	222	232	409	232

6 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares. The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive.

The Loss per Share calculations are set out below:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Loss for the period ($’000)	(11,072)	(4,692)	(17,991)	(7,643)

Weighted average number of ordinary shares (‘000)	12,944	8,110	12,070	6,722

Basic and diluted loss per share (cents)	(85.5)	(57.9)	(149.1)	(113.7)

The weighted average number of shares figure for 2014 reflects the 2014 share for share exchange of one new ordinary share of $0.01 each of Lombard Medical, Inc. for every four existing ordinary shares of 20 pence each of Lombard Medical Technologies plc. The 2013 comparative has been recast retrospectively for the effect of the 2014 share for share exchange, to allow comparability.

7 Post Balance Sheet Events

We have no significant post balance sheet events.

8 Related Party Disclosures

Fundraising

Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. The Abingworth funds held 16.8% of the Company’s shares following the Initial Public Offering.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. Invesco Asset Management Limited held 39.0% of the Company’s shares following the Initial Public Offering.

In May 2014, following the NASDAQ Initial Public Offering, four directors purchased shares of the Company in open market transactions. Raymond W. Cohen purchased 2,200 shares at an average price of $7.95, Simon Hubbert purchased 1,750 shares at an average price of $8.59, Simon Neathercoat purchased 1,800 shares at an average price of $8.31 and John B. Rush purchased 2,000 shares at an average price of $7.78.

CONTACT:
Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer, +1 949-379-3750
or
Ian Ardill, Chief Financial Officer, +44 (0)1235 750 800
or
Pure Communications
Matt Clawson, +1 949-370-8500; matt@purecommunicationsinc.com
or
FTI Consulting (UK)
Simon Conway or Victoria Foster Mitchell, +44 (0)20 3727 1000